UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

AXOGEN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

523251 10 6

(CUSIP Number)

13859 PROGRESS BOULEVARD, SUITE 100,

ALACHUA, FLORIDA  32615

TELEPHONE: (888) 296-4361

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	Name of Reporting Persons De Novo Ventures II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,426,392(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,426,392(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,426,392(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 13.0% (3)

14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule is filed by De Novo Ventures II, L.P. (“De Novo”) and De Novo Management II, LLC (“De Novo Management”, and together with De Novo, the “De Novo Entities”).  De Novo Management is the sole general partner of De Novo.  Frederick J. Dotzler, Richard M. Ferrari, David M. Mauney, Frank T. (Jay) Watkins and Joe Mandato are managing members of De Novo Management.  The De Novo Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of common stock, par value $0.01 per share (“Common Stock”) of AxoGen, Inc. (the “Issuer”)

(3)  This percentage is calculated based upon 6,211,759  shares of outstanding Common Stock as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2011.

13D

1.	Name of Reporting Persons De Novo Management II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,426,392(2)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,426,392(2)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,426,392(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 13.0% (3)

14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule is filed by De Novo Ventures II, L.P. (“De Novo”) and De Novo Management II, LLC (“De Novo Management”, and together with De Novo, the “De Novo Entities”).  De Novo Management is the sole general partner of De Novo.  Frederick J. Dotzler, Richard M. Ferrari, David M. Mauney, Frank T. (Jay) Watkins and Joe Mandato are managing members of De Novo Management.  The De Novo Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Consists of common stock, par value $0.01 per share (“Common Stock”) of AxoGen, Inc. (the “Issuer”)

(3)  This percentage is calculated based upon 6,211,759  shares of outstanding Common Stock as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2011.

Explanatory Note:

The following constitutes the Schedule 13D filed by the De Novo Entities, as defined below, and is being filed to report the acquisition of shares of Common Stock (as defined below), of the Issuer (as defined below).

On September 30, 2011, LecTec Corporation (“LecTec”) completed its business combination with AxoGen Corporation (“AC”) in accordance with the terms of an Agreement and Plan of Merger, dated as of May 31, 2011, by and among LecTec, Nerve Merger Sub Corp., a subsidiary of LecTec (“Merger Sub”), and AC, which the parties amended on June 30, 2011 and August 9, 2011 (as amended, the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into AC, with AC continuing after the merger as the surviving corporation and a wholly owned subsidiary of LecTec (the “Merger”). Immediately following the Merger, LecTec changed its name to AxoGen, Inc. (“AxoGen”).  In the Merger, each share of AC capital stock was converted into the right to receive shares of capital stock of LecTec.

Item 1.    Security and Issuer

(a)  This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of AxoGen, Inc., a Delaware corporation (the “Issuer”).

(b)  The principal executive office of the Issuer is located at 13859 Progress Boulevard, Suite 100, Alachua, Florida 32615.

Item 2.                                   Identity and Background

(a)  The entities filing this Schedule 13D are De Novo Ventures II, L.P. (“De Novo”) and De Novo Management II, LLC (“De Novo Management”, and together with De Novo, the “De Novo Entities”).

(b)  The address of the principal place of business for each of the De Novo Entities is 2180 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(c)  The principal business of each of the De Novo Entities is the venture capital investment business.

(d)  During the last five years, none of the Managing Members of De Novo Management, the sole general partner of De Novo, to the knowledge of the De Novo Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Managing Members of De Novo Management, the sole general partner of De Novo, to the knowledge of the De Novo Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   De Novo is a Delaware limited partnership and De Novo Management is a Delaware limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partner of the De Novo Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

De Novo previously purchased an aggregate of 4,347,826 shares of Series B Preferred Stock, 5,445,882 shares of Series C Preferred Stock 6,720,689 shares of Series D1 Preferred and 4,563,403 shares of Series D2 Preferred from AC at various times prior to the effectiveness of the Merger (the “Previously Purchased Securities”). The source of the funds for the Previously Purchased Securities was capital contributions from De Novo’s investors.

Pursuant to the Merger Agreement, the Merger Sub merged with and into AC, with AC continuing after the merger as the surviving corporation and a wholly owned subsidiary of LecTec. All shares of capital stock of AC held by De Novo immediately prior to the effective time of the Merger were automatically converted into an aggregate of 1,426,392 shares of Common Stock.  Immediately following the Merger, LecTec changed its name to AxoGen, Inc.

Item 4.                                   Purpose of Transaction

The Merger Agreement provided for the acquisition by LecTec of all of the outstanding capital stock of AC through a merger of the Merger Sub with and into AC, as a result of which the surviving corporation became a wholly-owned subsidiary of LecTec. The shares of the Issuer’s capital stock acquired by De Novo in the Merger were acquired solely for investment purposes.

On February 27, 2006, De Novo purchased 4,347,826 shares of Series B Convertible Preferred Stock (“Series B”) from AC at a purchase price of $0.46 per share.  Immediately following the Merger, each share of Series B converted into 0.0373 shares of LecTec Common Stock.

In October 31, 2007, De Novo purchased 5,445,882 shares of Series C Convertible Preferred Stock (“Series C”) from AC at a purchase price of $0.7345 per share. Immediately following the Merger, each share of Series C converted into 0.0373 shares of LecTec Common Stock.

On January 7, 2010, De Novo purchased 6,720,689 shares of Series D1 Convertible Preferred Stock (“Series D1”) from AC at a purchase price of $0.1198 per share.  Immediately following the Merger, each share of Series D1 converted into 0.0373 shares of LecTec Common Stock.

On January 7, 2010, De Novo purchased 4,563,403 shares of Series D2 Convertible Preferred Stock (“Series D2”) from AC at a purchase price of $0.1198 per share.  Immediately following the Merger, each share of Series D2 converted into 0.0373 shares of LecTec Common Stock.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as exhibits to this Schedule 13D and incorporated herein by reference—See Exhibits A, B and C.

Although there is no present intention to do so, the De Novo Entities and/or any person named on Schedule 1 attached hereto may decide to make additional purchases or dispose of its Common Stock in the future either in the open market or in private transactions, subject to its or their evaluation of the AC’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to the De Novo Entities or any person named on Schedule 1 attached hereto, prospects for the respective business’ of the De Novo Entities or any person named on Schedule 1 attached hereto, general economic conditions, money and stock market conditions and other future developments.

Depending upon the results of the reviews and the other factors mentioned above, the De Novo Entities or any person named on Schedule 1 attached hereto, at any time, may decide to change its or his intention with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of its or his holdings of Common Stock, although neither the De Novo Entities nor, to the knowledge of the De Novo Entities, any of the persons named on Schedule 1 attached hereto has any current intention to do so.

Item 5.                                   Interest in Securities of the Issuer

The following information with respect to the beneficial ownership of the Common Stock by the De Novo Entities filing this Schedule 13D is provided as of the date of this filing:

Filing Person	Shares of Common Stock (1)	Sole Voting Power	Shared Voting Power(1)	Sole Dispositive Power	Shared Dispositive Power(1)	Beneficial Ownership	Percentage of Class (2)
De Novo Ventures II, L.P.	1,426,392	0	1,426,392	0	1,426,392	1,426,392	13.0%
De Novo Management II, L.L.C.	0	0	1,426,392	0	1,426,392	1,426,392	13.0%

(1) Consists of common stock, par value $0.01 per share (“Common Stock”) of AxoGen, Inc. (the “Issuer”)

(2)  This percentage is calculated based upon 6,211,759  shares of outstanding Common Stock as disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 6, 2011.

Pursuant to the terms of the Merger Agreement, 4,347,826 shares of Series B Preferred, 5,445,882 shares of Series C Preferred, 6,720,689 shares of Series D1 Preferred and 4,563,403 shares of Series D2 Preferred of AC held by De Novo converted into 1,426,392 shares of LecTec Common Stock upon the closing of the Merger.

The information provided and incorporated by reference in Item 3 and Item 6 is hereby incorporated by reference in this Item 5.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Transfer Restriction Agreements

Pursuant to the Merger, following the closing of the Merger, the De Novo Entities and Mr. Mandato were required to enter into a share transfer restriction agreement (the “Share Restriction Agreement”), pursuant to which the De Novo Entities and Mr. Mandato’s shares of LecTec common stock are subject to a six-month lock-up as to all of such shares and a 12-month lock-up as to 50% of such shares.  The description contained in this Schedule 13D of the Share Restriction Agreement is qualified in its entirety by reference to the full text of the Share Transfer Restriction Agreement, a copy of which is incorporated by reference in this Schedule 13D — See Exhibit D.

Board Representative

Pursuant to the Merger Agreement, Mr. Mandato was designated as a member of LecTec’s board of directors immediately following the closing of the Merger.

Item 7.                                   Material to Be Filed as Exhibits

A.

Agreement and Plan of Merger, dated as of May 31, 2011, among LecTec Corporation, Nerve Merger Sub Corp. and AxoGen Corporation (incorporated by reference to Exhibit 2.1 to LecTec Corporation’s Current Report on Form 8-K filed on June 2, 2011)

B.

Amendment No. 1 to Agreement and Plan of Merger, dated as of June 30, 2011, among LecTec Corporation, Nerve Merger Sub Corp. and AxoGen Corporation (incorporated by reference to Appendix A2 to the Proxy Statement/Prospectus included as part of LecTec Corporation’s Amendment No. 2 to Registration Statement on Form S-4 filed on August 29, 2011)

C.

Amendment No. 2 to Agreement and Plan of Merger, dated as of August 9, 2011, among LecTec Corporation, Nerve Merger Sub Corp. and AxoGen Corporation (incorporated by reference to Appendix A3 to the Proxy Statement/Prospectus included as part of LecTec Corporation’s Amendment No. 2 to Registration Statement on Form S-4 filed on August 29, 2011)

D.	Share Transfer Restriction Agreement

E.	Agreement regarding filing of joint Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2011

De Novo Ventures II, L.P.			De Novo Management II, LLC

By:	De Novo Ventures Management II, LLC
its General Partner

By:	/s/ Joe Mandato		By:	/s/ Joe Mandato
	Name:	Joe Mandato		Name:	Joe Mandato
	Title:	Managing Member		Title:	Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1

Managing Members of De Novo Management II, LLC:

Frederick J. Dotzler

c/o De Novo Management II, LLC

2180 Sand Hill Road, Suite 200

Menlo Park, CA  94025

Principal Occupation:  A member of the general partner of De Novo Ventures II, L.P.

Citizenship:  USA

Richard M. Ferrari

c/o De Novo Management II, LLC

2180 Sand Hill Road, Suite 200

Menlo Park, CA  94025

Principal Occupation:  A member of the general partner of De Novo Ventures II, L.P.

Citizenship:  USA

David M. Mauney, MD

c/o De Novo Management II, LLC

2180 Sand Hill Road, Suite 200

Menlo Park, CA  94025

Principal Occupation:  A member of the general partner of De Novo Ventures II, L.P.

Citizenship:  USA

Frank T. (Jay) Watkins

c/o De Novo Management II, LLC

2180 Sand Hill Road, Suite 200

Menlo Park, CA  94025

Principal Occupation:  A member of the general partner of De Novo Ventures II, L.P.

Citizenship:  USA

Joe Mandato

c/o De Novo Management II, LLC

2180 Sand Hill Road, Suite 200

Menlo Park, CA  94025

Principal Occupation:  A member of the general partner of De Novo Ventures II, L.P.

Citizenship:  USA

EXHIBIT INDEX

A.

Agreement and Plan of Merger, dated as of May 31, 2011, among LecTec Corporation, Nerve Merger Sub Corp. and AxoGen Corporation (incorporated by reference to Exhibit 2.1 to LecTec Corporation’s Current Report on Form 8-K filed on June 2, 2011)

B.

Amendment No. 1 to Agreement and Plan of Merger, dated as of June 30, 2011, among LecTec Corporation, Nerve Merger Sub Corp. and AxoGen Corporation (incorporated by reference to Appendix A2 to the Proxy Statement/Prospectus included as part of LecTec Corporation’s Amendment No. 2 to Registration Statement on Form S-4 filed on August 29, 2011)

C.

Amendment No. 2 to Agreement and Plan of Merger, dated as of August 9, 2011, among LecTec Corporation, Nerve Merger Sub Corp. and AxoGen Corporation (incorporated by reference to Appendix A3 to the Proxy Statement/Prospectus included as part of LecTec Corporation’s Amendment No. 2 to Registration Statement on Form S-4 filed on August 29, 2011)

D.	Share Transfer Restriction Agreement

E.	Agreement regarding filing of joint Schedule 13D

Exhibit D

SHARE TRANSFER RESTRICTION AGREEMENT

This SHARE TRANSFER RESTRICTION AGREEMENT (this “Agreement”) is made and entered into as of September 21, 2011 (the “Effective Date”), by and between LecTec Corporation, a Minnesota corporation (“Parent”), and De Novo Ventures II, L.P. (the “Restricted Stockholder”).  Each term used herein but not otherwise defined herein shall have the meaning ascribed thereto in that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 31, 2011, by and among Parent, LT Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Subsidiary”), and AxoGen Corporation, a Delaware corporation (the “Company”).

WHEREAS, upon the Closing, and pursuant to the terms and conditions of the Merger Agreement, the Merger Subsidiary shall be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger;

WHEREAS, pursuant to the terms and conditions of the Merger Agreement, Parent will issue to the stockholders of the Company a number of shares of its common stock, par value $0.01 per share (“Parent Common Stock”), upon consummation of the Merger (the “Merger Consideration”);

WHEREAS, it is a condition precedent to the consummation of the transactions contemplated in the Merger Agreement that each person who is a director or officer of Parent or beneficial owner of more than 5% of the Parent Common Stock after the Merger execute this Agreement to restrict the transfer of any shares of Parent Common Stock received as Merger Consideration on the terms and conditions contained herein; and

WHEREAS, the Restricted Stockholder has agreed to enter into this Agreement and to restrict the sale, transfer, assignment, transfer, conveyance, hypothecation, or alienation of Parent Common Stock received as Merger Consideration in order to provide for an orderly market for Parent Common Stock subsequent to the Closing.

NOW, THEREFORE, in consideration of the premises and covenants contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.                                      Transfer Restrictions.

(a)                               Transfer Restriction on Certain Merger Consideration.  The Restricted Stockholder hereby agrees not to sell, pledge, hypothecate, offer to sell, contract to sell (including, without limitation, any short sale), grant any option, right or warrant to purchase or otherwise transfer, assign or dispose of, directly or indirectly (“Transfer”) without the consent of Parent, any shares of Parent Common Stock received as Merger Consideration (“Shares”) prior to the six—month anniversary of the Effective Time (the “Initial Lock—Up Period”).  Upon the expiration of the Initial Lock—Up Period, the Transfer restriction shall lapse with respect to 50% of the Shares and 50% of the Shares shall be subject to an additional Transfer restriction (the “Subsequent Restriction Period”), which Transfer restriction will lapse on the one—year anniversary of the Effective Time.  No Transfer in violation of this Section 1(a) will be effective for any purpose or confer on any transferee or purported transferee any rights whatsoever.

(b)                               Permitted Parent Common Stock Transfers.  Notwithstanding anything contained in this Agreement to the contrary, the Restricted Stockholder may transfer Parent Common Stock received as Merger Consideration in accordance with the Exchange Act and the Securities Act to: (i) a spouse, a lineal ancestor or descendant, or adopted child, of the Restricted Stockholder; (ii) a trust for the primary benefit of the Restricted Stockholder or the foregoing individuals; (iii) if the Restricted Stockholder is a partnership, any Person that is a current or former limited or general partner of such partnership; (iv) if the Restricted Stockholder is a limited liability company, any Person that is a current or former member of the Restricted Stockholder; (v) charity; or (vi) to any Affiliate of the Restricted Stockholder; provided, however, that the transferee of such Parent Common Stock shall agree to be bound by the limitations set forth in this Agreement.

(c)                                Beneficial Rights of Restricted Stockholder.  Except as otherwise provided in any agreements between Parent and the Restricted Stockholder, the Restricted Stockholder shall be entitled to its beneficial rights of ownership of Parent Common Stock received as Merger Consideration, including without limitation, the right to receive dividends and to vote such Parent Common Stock for any and all purposes.

(d)                               Legends.  In addition to any legends that may be required by state securities or other applicable laws, the Restricted Stockholder acknowledges that the stock certificates evidencing Parent Common Stock issued as Merger Consideration will be endorsed with the following legend:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER, AS SET FORTH IN A SHARE TRANSFER RESTRICTION AGREEMENT ENTERED INTO BETWEEN PARENT AND THE HOLDER OF THIS CERTIFICATE, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF PARENT.

Parent shall remove and/or to cause the transfer agent of the Parent Common Stock to remove, the above legend set forth on any and all stock certificate(s) representing shares of Parent Common Stock, and to issue to the Restricted Stockholder a new stock certificate or certificates without such legend, promptly following (a) expiration of any Transfer restrictions imposed hereunder upon shares of Parent Common Stock as to which such Transfer restrictions have expired and (b) the surrender to Parent or the transfer agent by the Restricted Stockholder of the stock certificate or certificates bearing such legend for reissuance of stock certificates without such legend as to those shares as to which the Transfer restrictions have expired.

(e)                                Waiver of Transfer Restrictions by Parent.  Notwithstanding anything to the contrary set forth in this Agreement, Parent may, in its sole and absolute discretion, at any time and from time to time, waive any of the restrictions contained in this Agreement as such restrictions apply to the Parent Common Stock held by the Restricted Stockholder.

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(f)                                    Stock Splits and Stock Dividends.  The restrictions on the Transfer of Parent Common Stock covered by this Agreement shall also apply to any securities issued to Restricted Stockholder in the event of a stock dividend or distribution, a forward or a reverse stock split or other reclassification of shares of Parent Common Stock to the extent and for the duration that the shares of Parent Common stock with respect to which such securities were issued are subject to the Transfer restrictions hereunder.

2.                                      Representations and Warranties of the Restricted Stockholder.

The Restricted Stockholder represents, warrants and agrees as follows:

(a)                               Authorization.  If the Restricted Stockholder is not an individual, this Agreement has been duly authorized by all necessary action on the part of the Restricted Stockholder, has been duly executed by an authorized officer or representative of the Restricted Stockholder and is a legal, valid and binding agreement of the Restricted Stockholder, enforceable against the Restricted Stockholder in accordance with its terms.  If the Restricted Stockholder is an individual, the Restricted Stockholder has the legal capacity to enter into this Agreement, and the Agreement has been duly executed by the Restricted Stockholder and is a legal, valid and binding agreement of the Restricted Stockholder, enforceable against the Restricted Stockholder in accordance with its terms.

(b)                               Enforcement of Transfer Restrictions.  As long as shares of Parent Common Stock of the Restricted Stockholder are subject to Transfer restrictions pursuant to Section 1 hereof and in order to permit enforcement of the restrictions contained herein, Restricted Stockholder agrees that Parent may note in the stock transfer records of Parent the restrictions contained in this Agreement as and to the extent then applicable, and the Restricted Stockholder agrees and consents to the entry of stop transfer instructions with the transfer agent acting on behalf of Parent with respect to Parent Common Stock subject to this Agreement until such shares are no longer subject to such Transfer restrictions.

3.                                      Miscellaneous.

(a)                               Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as expressly permitted hereunder, no party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party.

(b)                               Governing Law.  This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of Minnesota (regardless of the laws that might otherwise govern under applicable principles of conflicts of law).

(c)                                Injunctive and Equitable Relief.  If the Restricted Stockholder fails to adhere fully to the terms and conditions of this Agreement, the Restricted Stockholder shall be liable to Parent for any damages suffered by reason of any such breach of the terms and conditions hereof.  The Restricted Stockholder acknowledges and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  The Restricted Stockholder further agrees that in the event of a breach of any of the terms or conditions of this Agreement by

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the Restricted Stockholder, and in addition to all other remedies that may be available in law or in equity to Parent, a preliminary and permanent injunction, without bond or surety, and an order of a court requiring the Restricted Stockholder to cease and desist from violating the terms and conditions of this Agreement and specifically requiring the Restricted Stockholder to perform its obligations hereunder is fair and reasonable.

(d)                               Cumulative Remedies.  Except as otherwise provided herein, the rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

(e)                                Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement.  Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

(f)                                   Amendments; No Waivers.  Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by both parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.  No waiver by a party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence. No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(g)                               Construction.  The parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance.  If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant.

(h)                               Notices.  All notices, requests, demands, claims and other communications hereunder shall be in writing.  Any notice, request, demand, claim or other communication hereunder shall be deemed duly given (a) if personally delivered, when so delivered, (b) if mailed, two Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below, (c) if given by facsimile, once such notice or other communication is transmitted to the facsimile number specified below and electronic confirmation is received; provided, however, that such notice or other communication is promptly thereafter mailed in accordance with the provisions of clause (b) above, or (d) if sent through an overnight delivery service in circumstances to which such service guarantees next day delivery, the day following being so sent:

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If to Parent:

LecTec Corporation

c/o AxoGen Corporation

13859 Progress Blvd, Suite 100

Alachua, Florida 32615

Attn: Karen Zaderej

Fax: (386) 462-6801

With a copy to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Fax: (215) 963-5001

Attn: Fahd M.T. Riaz, Esq.

If to Restricted Stockholder:

De Novo Ventures II, L.P.

2180 Sand Hill Rd.

Ste. 200

Menlo Park, CA 94025

Attn: Joe Mandato

Fax: 650-329-1315

Any party may give any notice, request, demand, claim or other communication hereunder using any other means (including ordinary mail or electronic mail), but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the individual for whom it is intended.  Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

(j)                                   Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts and the signatures delivered by facsimile, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

(k)                            Severability.  If any provision of this Agreement, or the application thereof to any person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

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(l)                              Further Assurances.  The Restricted Stockholder agrees upon request to execute any further documents or instruments necessary or desirable to carry out the purposes or intent of this Agreement.

(m)                             Termination of Agreement.  In the event of (a) a tender offer to purchase all or substantially all of Parent’s issued and outstanding securities or (b) a merger, consolidation or other reorganization of Parent with or into an unaffiliated entity, and if in the case of any such merger, consolidation or other reorganization, the requisite number of the record and beneficial owners of Parent’s securities then outstanding are voted in favor of such merger, consolidation or other reorganization, and such merger, consolidation or other reorganization is completed, then this Agreement shall terminate as to any securities of the Restricted Stockholder then subject to the Transfer restrictions hereunder as of (1) in the case of such tender offer, immediately prior to the tender by the Restricted Stockholder of any such securities in such tender offer and (2) in the case of a merger, consolidation or other reorganization, immediately prior to the closing of such event and, in all such cases, any and all securities of Parent, including, without limitation, Parent Common Stock, restricted pursuant hereto shall be released from such restrictions as of such applicable time.

(Remainder of page intentionally left blank; signature page follows)

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IN WITNESS WHEREOF, the undersigned hereby execute this Share Transfer Restriction Agreement effective as of the Effective Date.

De Novo Ventures II, L.P.

By:	/s/ De Nov Ventures II, L.P.
Name:
Title:

LecTec Corporation

By:	/s/ Gregory G. Freitag
Name: Gregory G. Freitag
Title: Chief Executive Officer

(Signature Page to Share Transfer Restriction Agreement)

EXHIBIT E

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of AxoGen, Inc. is filed on behalf of each of the undersigned.

Dated: October 11, 2011

De Novo Ventures II, L.P.			De Novo Management II, LLC

By:	De Novo Ventures Management II, LLC
its General Partner

By:	/s/ Joe Mandato		By:	/s/ Joe Mandato
	Name:	Joe Mandato		Name:	Joe Mandato
	Title:	Managing Member		Title:	Managing Member